Conectiv Energy Supply, Inc.
Consolidated Balance Sheet
(Dollars in Millions)
(Unaudited)

	As of March 31, 2004
ASSETS	
Current Assets	
Cash and cash equivalents	*
Accounts receivable	*
Accounts receivable from associated companies	*
Inventories, at average cost	*
Fuel (coal, oil and gas)	*
	*
Investments and Other Assets	
Goodwill	*
Other	*
	*
Property, Plant, and Equipment	
Property, plant, and equipment	*
Accumulated Depreciation	*
	*
Total Assets	*
LIABILITIES AND OWNER'S EQUITY	
Current Liabilities	
Accounts payable	*
Interest and taxes accrued	*
Note payable to associated companies	*
Other	*
	*
Deferred Credits and Other Liabilities	
Derivative instruments	*
Other	*
	*
Capitalization	
Common stock	*
Additional paid-in capital	*
Other comprehensive income	*
Retained earnings	*
Conectiv money pool loan	*
Total capitalization	*
Total Capitalization and Liabilities	*

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public
  Utility Holding Company Act of 1935.

Conectiv Energy Supply, Inc.
Consolidated Statements of Income
(Dollars in Millions)
(Unaudited)

	Three Months Ended March 31, 2004
OPERATING REVENUES	
Electric	*
Gas	*
Other	*
	*
OPERATING EXPENSES	
Electric fuel and purchased energy and capacity	*
Gas purchased	*
Cost of sales	*
Operation and maintenance	*
Depreciation and amortization	*
Taxes other than income taxes	*
	*
OPERATING INCOME	*
OTHER INCOME	*
INTEREST EXPENSE	*
INCOME BEFORE INCOME TAXES	*
INCOME TAXES	*
NET INCOME	*

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility
  Holding Company Act of 1935.